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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                              FAB INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.20 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 302747  10  0
                      -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  302747  10  0                   13G                 PAGE 2 OF 4 PAGES



1.     Name Of Reporting Person
       S.S. or I.R.S. Identification No. Of Above Person

             Samson Bitensky    ###-##-####

2.     Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  [ ]
             N/A                                                        (b)  [ ]

3.     Sec Use Only



4.     Citizenship Or Place Of Organization

             United States of America

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

       5.    Sole Voting Power

                    1,463,562

       6.    Shared Voting Power

                       25,000

       7.    Sole Dispositive Power

                    1,463,562

       8.    Shared Dispositive Power

                       25,000

9.     Aggregate Amount Beneficially Owned By Each Reporting Person

                    1,488,562

10.    Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*

                                                                            [ ]

11.    Percent Of Class Represented By Amount In Row 9

                       23.91%

12.    Type Of Reporting Person*

                           IN





                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               PAGE 3 OF 4 PAGES


                                  SCHEDULE 13G



Item 1(a).                Name of Issuer:
                                Fab Industries, Inc.

Item 1(b).                Address of Issuer's Principal Executive Office:
                                200 Madison Avenue
                                New York, New York  10016

Item 2(a).                Name of Person Filing:
                                Samson Bitensky

Item 2(b).                Address of Principal Business Office:
                                Fab Industries, Inc.
                                200 Madison Avenue
                                New York, New York  10016

Item 2(c).                Citizenship:
                                United States of America

Item 2(d).                Title of Class of Securities:
                                Common Stock, par value $0.20 per share.

Item 2(e).                CUSIP Number:
                                302747  10  0

Item 3.                   Not Applicable.

Item 4.                   Ownership.

                                The reporting person beneficially owns
                          1,488,562 shares of the issuer's common stock. These shares represent 23.91% of the issuer's common stock outstanding. These shares include 25,000 shares of common stock owned by the Helina and Samson Bitensky Foundation, Inc. deemed to be beneficially owned by reason of the reporting person's shared voting and dispositive powers with respect to such shares.
                          These shares do not include an aggregate of 89,996 shares of common stock held by the reporting person's spouse, with respect to which the reporting person disclaims beneficial ownership.

Item 5.                   Ownership of Five Percent or Less of a Class.

                          Not Applicable.
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                                                               PAGE 4 OF 4 PAGES

Item 6.                   Ownership of More than Five Percent on Behalf of
                          Another Person.

                          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                          Not Applicable.

Item 8.                   Identification and Classification of Members of the
                          Group.

                          Not Applicable.

Item 9.                   Notice of Dissolution of Group.

                          Not Applicable.

Item 10.                  Certification.

                          Not Applicable.

                                   Signature

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information in this statement is true, complete and correct.


                                           February 10, 1994
                                           -----------------------
                                           (Date)



                                           /s/ Samson Bitensky
                                           -----------------------------------
                                           (Signature)


                                           Samson Bitensky
                                           -----------------------------------
                                           (Name)